LARGO VISTA GROUP, LTD.
4 5 7 0 CAMPUS DRIVE
NEWPORT BEACH, CALIFORNIA 9 2 6 6 0
9 4 9 - 2 5 2 - 2 1 8 0

September 9, 2005

VIA FAX to 202-772-9368 and EDGAR

Mr. Karl Hiller
Branch Chief
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Largo Vista Group, Ltd.
File No. 000-30426
  Form 10-KSB for Year Ended December 31, 2004
Filed April 18, 2005
Form 10-QSB for Quarter Ended March 31, 2005
Filed May 11, 2005
Form 10-QSB for Quarter Ended June 30, 2005
Filed August 22, 2005
File No. 000-31426

Dear Mr. Hiller:

This is written in response to the comments and requests made by you and Ms. Lily Dang in our telephone conversation of August 1, 2005 and your telephonic conversation with Philip Englund of August 26, 2005. In addition to the items that Largo Vista Group, Ltd. (“Largo” or the “Company”) agreed in my letter to you dated July 21, 2005 would be addressed in future filings made by the Company, we propose to amend the subject filings to include the disclosures discussed below.

Per your request, we have clarified (i) that it is Shanghai Offshore Oil Group (HK) Co., Ltd. (“Shanghai Oil”) that is purchasing the fuel oil from Asiacorp Investment Holding Ltd. (“Asiacorp”); (ii) that the funds to be received by the Company from Shanghai Oil will be the profits received by Shanghai Oil from its purchases and sales of fuel oil under its contract with Asiacorp after the deduction of the costs to Shanghai Oil associated with those purchases and sales; and (iii) that the common stock to be delivered by the Company to Shanghai oil over three years is to be delivered in equal installments over that period of time, which may be reduced if the full amount of payments to be delivered to the Company by Shanghai Oil are not made.September 9, 2005

Mr. Karl Hiller
Re: Largo Vista Group, Ltd.
File No. 000-30426
  Form 10-KSB for Year Ended December 31, 2004
Filed April 18, 2005
Form 10-QSB for Quarter Ended March 31, 2005
Filed May 11, 2005
Form 10-QSB for Quarter Ended June 30, 2005
Filed August 22, 2005
File No. 000-31426
Page two

To avoid any confusion regarding the amount of money potentially to be received by the Company from Shanghai Oil over the life of the contract, we propose to delete all references to the money potentially to be received beyond the statement that the Shanghai Oil contract provides that the Company will receive a minimum payment of $2.00 per metric ton of fuel oil actually purchased and sold by Shanghai Oil under its Asiacorp contract.

Based upon the Company’s discussion of these matters in my letter to you dated July 21, 2005, our telephonic discussion of August 1, 2005 and your telephonic discussion with Philip Englund of August 26, 2005 and the discussion above, the Company proposes to amend its subject filings, replacing its disclosures regarding the Shanghai Oil contract with the following:

On March 18, 2005, Largo Vista signed an Agreement and Assignment of Certain Contractual Rights and Benefits (the “Agreement”), with Shanghai Offshore Oil Group (HK) Co., Ltd. (“Shanghai Oil”).  Under the Agreement, Shanghai Oil assigned to Largo Vista all of its rights under a prior contract with Asiacorp Investment Holding Ltd. (“Asiacorp”), under which Shanghai Oil would purchase from Asiacorp fuel oil produced in Russia and deliver it to entities in The People’s Republic of China at a rate of thirty thousand (30,000) metric tons per month for three (3) months and continue for the following thirty-three (33) months at a rate of two hundred thousand (200,000) metric tons per month, for a total of six million, six hundred ninety thousand metric tons. (the “Asiacorp Contract”).  The Agreement states that deliveries under the Asiacorp Contract were to begin no later than May 18, 2005.

The Agreement provides that Largo Vista will receive all of the profit realized by Shanghai Oil from the sale of fuel oil it acquires under the Asiacorp Contract, after the deduction of costs associated with the purchase, transportation and sale of the fuel oil, with a minimum payment of two dollars ($2.00) per metric ton. In exchange for the receipt of payment from Shanghai Oil, Largo Vista agreed to issue to Shanghai Oil one hundred million (100,000,000) shares of Largo Vista’s common stock, deliverable in three equal increments over the term of the Agreement, which amounts may be reduced based upon the amount, if any, of Shanghai Oil’s actual payments from its sale of the fuel oil.  However,

September 9, 2005
Mr. Karl Hiller
Re: Largo Vista Group, Ltd.
File No. 000-30426
  Form 10-KSB for Year Ended December 31, 2004
Filed April 18, 2005
Form 10-QSB for Quarter Ended March 31, 2005
Filed May 11, 2005
Form 10-QSB for Quarter Ended June 30, 2005
Filed August 22, 2005
File No. 000-31426
Page three

Largo Vista has not received any payments from Shanghai Oil under the Agreement, and cannot give absolute assurances that any fuel oil will be delivered under the Asiacorp Contract. Payments received by Largo Vista based upon the sale of the fuel oil, if any, will be accounted for as a capital transaction.

During June of 2005, Shanghai Oil notified Largo Vista that it had not received any fuel oil under the Asiacorp Contract.  As Largo Vista had not received any payments from Shanghai Oil, it did not release any of its shares of common stock to Shanghai Oil.  On approximately July 1, 2005, Largo Vista sent Shanghai Oil a written “Demand to Cure Delayed-Performance” giving Shanghai Oil until July 18, 2005, later extended to August 31, 2005, to make its first payment to Largo Vista under the Agreement.  Although Shanghai Oil has indicated to Largo Vista that it intends to deliver payment pursuant to the Agreement, either through performance under the Asiacorp Contract or through another contract in its place, investors should understand that delivery is far from certain. As of the date of filing of this Amendment, Largo Vista has not received any payments from Shanghai Oil nor has it released any of the shares deliverable to Shanghai Oil.

Largo Vista will continue to pursue amicable remedies with Shanghai Oil. Although any resolution with Shanghai Oil is highly uncertain, Largo Vista believes that continuing to pursue a business relationship with Shanghai Oil is in the best interest of the Largo Vista. Should Shanghai Oil deliver any payments to Largo Vista, pursuant to the terms of the Agreement, the management of Largo Vista will determine the number of shares of Largo Vista common stock, if any, to deliver to Shanghai Oil.

In addition, Largo Vista proposes to add the following disclosure to the Subsequent Events section of the amendments to the Form 10-KSB for the Year Ended December 31, 2004 and the Form 10-QSB for the Quarter ended March 31, 2005 (it already appears in the Form 10-QSB for the Quarter Ended June 30, 2005):

September 9, 2005
Mr. Karl Hiller
Re: Largo Vista Group, Ltd.
File No. 000-30426
  Form 10-KSB for Year Ended December 31, 2004
Filed April 18, 2005
Form 10-QSB for Quarter Ended March 31, 2005
Filed May 11, 2005
Form 10-QSB for Quarter Ended June 30, 2005
Filed August 22, 2005
File No. 000-31426
Page four

In August 2005, the staff of the Los Angeles office of the Securities and Exchange Commission advised Largo Vista that it had initiated a formal, non-public inquiry.  Largo Vista and its officers have received document subpoenas seeking documents related to the previously announced contract between Largo Vista and Shanghai Oil and trading in the securities of Largo Vista, among other things.

While the Company is confident in its practices, there is a risk that an enforcement proceeding will be recommended by the staff of the Commission as a result of this formal investigation. An enforcement proceeding could include allegations by the SEC that the Company and/or its officers violated, among others, the anti-fraud and books and records provisions of federal securities laws, and the rules thereunder. It cannot be predicted with certainty what the nature of such enforcement proceeding would be, the type of sanctions that might be sought, or what the likelihood would be of reaching settlement. The Company has been and expects to continue to cooperate with the ongoing SEC investigation.

General

The Company acknowledges that:

i. the Company is responsible for the adequacy and accuracy of the disclosures    in its filings;

ii. staff comments or changes to disclosures in response to staff comments do not   foreclose the Commission from taking any action with respect to the filings; and

iii. the Company may not assert staff comments as a defense in any proceeding    initiated by the Commission or any person under the Federal securities laws of    the United States.

September 9, 2005
Mr. Karl Hiller
Re: Largo Vista Group, Ltd.
File No. 000-30426
  Form 10-KSB for Year Ended December 31, 2004
Filed April 18, 2005
Form 10-QSB for Quarter Ended March 31, 2005
Filed May 11, 2005
Form 10-QSB for Quarter Ended June 30, 2005
Filed August 22, 2005
File No. 000-31426
Page five

Should you have any questions, please do not hesitate to contact me or the Company’s counsel Mr. Philip J. Englund, 3460 Corte Clarita, Carlsbad, CA 92009, 760-753-7400, fax 760-753-7410. Please copy Mr. Englund on any further correspondence. Thank you.

Very truly yours,

/s/ Deng Shan
Deng Shan
Acting Chief Executive Officer and
Chairman of the Board of Directors